UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39285
PARTNERS BANCORP

(Exact name of registrant as specified in its charter)

c/o LINKBANCORP, Inc.
1250 Camp Hill Bypass, Suite 202
Camp Hill, Pennsylvania 17011
(855) 569-2265

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	⌧
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	⌧
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date:  0*

*	Partners Bancorp merged with and into LINKBANCORP, Inc. on November 30, 2023, at which time the separate corporate existence of Partners Bancorp ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, LINKBANCORP, Inc., as successor by merger to Partners Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LINKBANCORP, INC. As successor by merger to Partners Bancorp

Date:	December 11, 2023	By:	/s/ Carl Lundblad
Name: Carl Lundblad
Title: President